X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

RECEIVED

2004 DEC 15 P 1:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

DELIVERED BY MAIL

December 06, 2004

04054093

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

SUPPL

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the latest News Release for X-Cal Resources Ltd. dated December 6, 2004.

Sincerely,
X-CAL RESOURCES LTD.

PROCESSED
JAN 07 2005
THOMSON
FINANCIAL

Sharon A. MacLellan

Sharon A. MacLellan
/sml
encls

X-Cal Resources Ltd.

TSX/XCL **December 6, 2004**

News Release

Shareholders Vote 43 Million Shares at X-Cal's AGM

The shareholders of X-Cal Resources Ltd. voted 56.5% of the shares in issue at the Annual Meeting which was held in Toronto last week. A total of 43 million shares were voted. The current number of shares of X-Cal Resources Ltd. in issue is 76,110,255 (the fully diluted figure is 85,344,922).

All resolutions were passed as proposed, and the directors nominated in the Information Circular were elected at the Annual Meeting. The strong and supportive vote by the shareholders of X-Cal was encouraging and is appreciated.

Keith Blair, M.Sc., presented exploration highlights from the Sleeper Gold Project in Nevada, which is a 50% / 50% Joint Venture between X-Cal Resources Ltd. and New Sleeper Gold Corporation. Mr. Blair also presented the Mill Creek Gold Project which is an early stage 100% X-Cal project located in the Cortez Area of Nevada.

The Mill Creek Gold Presentation is available on the company website at www.x-cal.com. (See News Release dated November 15, 2004). The Sleeper Gold presentation will be posted to the company website, with notification given at time of posting.

X-Cal president, Shawn Kennedy, reported that the company is reviewing a number of growth opportunities and has retained Capital Markets Advisory to assist with this process.

Shawn Kennedy
President

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740
__Note:__ X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.